Exhibit (a)(1)(O)

FOR IMMEDIATE RELEASE

Contact:

Nadine Padilla

Vice President, Corporate & Investor Relations

(858) 805-2820

Joele Frank/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

(212) 335-4449

BIOSITE PREPARED TO ENTER INTO DISCUSSIONS WITH INVERNESS MEDICAL INNOVATIONS

SAN DIEGO, April 10, 2007 – Biosite Incorporated (Nasdaq: BSTE) today announced that its Board of Directors, after consultation with its financial and legal advisors, has determined that the acquisition proposal set forth in the letter received from Inverness Medical Innovations, Inc. (AMEX: IMA) on April 4, 2007 is reasonably likely to lead to a superior proposal as defined in the merger agreement that Biosite entered into with Beckman Coulter, Inc. (NYSE: BEC) on March 24, 2007. Based in part on this determination, the Biosite Board has authorized Biosite to engage and participate in discussions and negotiations with Inverness. In connection with such discussions and negotiations, Biosite may provide non-public information to Inverness. Pursuant to the merger agreement with Beckman Coulter, Biosite must provide Beckman Coulter with at least 48 hours notice prior to initially engaging in discussions or negotiations with or initially furnishing non-public information to Inverness in response or with respect to the Inverness acquisition proposal.

The Biosite Board, together with its financial and legal advisors, will continue to evaluate all aspects of the acquisition proposal from Inverness. While the Biosite Board has determined that the Inverness acquisition proposal is reasonably likely to lead to a superior proposal, the Biosite Board has not determined that the Inverness acquisition proposal constitutes a superior proposal. There can be no assurance that Inverness will ultimately make an offer that the Biosite Board determines to constitute a superior proposal. The Biosite Board has not approved, endorsed or recommended the Inverness acquisition proposal. Moreover, the Biosite Board has not withdrawn, qualified, modified, changed or amended its recommendation with respect to the Beckman Coulter tender offer described below, and the merger agreement between Biosite and Beckman Coulter remains in effect.

As previously announced, a subsidiary of Beckman Coulter has commenced a cash tender offer to acquire all of Biosite’s outstanding shares of common stock for $85.00 per share. Unless the tender offer is extended, it and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

Goldman Sachs is acting as financial advisor to Biosite and Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP are serving as legal advisors.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R) rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Biosite’s control. For a list and description of risks and uncertainties associated with Biosite’s businesses, see Biosite’s reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in its most recent annual report on Form 10-K filed with the SEC. Biosite disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the tender offer materials described above, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.